 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Spector, Warren J. (Last) (First) (Middle) c/o Bear, Stearns & Co. Inc. 383 Madison Avenue (Street) New York, NY 10179 (City) (State) (Zip) U.S.A.	2. Issuer Name and Ticker or Trading Symbol The Bear Stearns Companies Inc. BSC 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) November 26, 2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           Co-President, Co-Chief Operating Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	11/26/2002	M (1) |	472,437 | A |		D
Common Stock	11/26/2002	M (1) |	7,992 | A |		D
Common Stock	11/26/2002	J (2) |	440,395 | D | $60.9600	138,018	D
Common Stock				2,146	I	By ESOP

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Spector, Warren J. - November 2002
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
CAP Units (1994)	$0.0000	11/26/2002	M (1) |	(D) 7,992	11/30/2002 | 11/30/2002	Common Stock - 7,992		0	D
CAP Units (1997)	$0.0000	11/26/2002	M (1) |	(D) 472,437	11/30/2002 | 11/30/2002	Common Stock - 472,437		284,865	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	By: Warren J. Spector ________________________________ __________________ ** Signature of Reporting Person Date Power of Attorney Page 2 SEC 1474 (3-99)

Spector, Warren J. - November 2002
Form 4 (continued)
FOOTNOTE Descriptions for The Bear Stearns Companies Inc. BSC

Form 4 - November 2002

Warren J. Spector
c/o Bear, Stearns & Co. Inc.
383 Madison Avenue
New York, NY 10179
Explanation of responses:

(1)   Settlement of CAP Units and distribution of common stock to Reporting Person pursuant to CAP Plan; exempt under Rule 16b-3. Includes 480,430 shares of common stock subject to a forward contract pursuant to the CAP Plan with The Bear Stearns Companies Inc. entered into by the Reporting Person on September 3, 2002.
(2)   On September 3, 2002, the Reporting Person entered into a forward contract pursuant to the CAP Plan with The Bear Stearns Companies Inc. (BSC) in which the Reporting Person agreed to sell up to, and including, 480,430 common shares of BSC issuable upon settlement of CAP Units pursuant to the CAP Plan to BSC. The forward contract settled on November 26, 2002. On November 26, 2002, the Reporting Person delivered to BSC 440,395 common shares of BSC in settlement of its obligation under the forward contract at a purchase price of $60.96 per share.

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